Exhibit 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of December 31, 2019, Beasley Broadcast Group, Inc., a Delaware corporation (the “Company,” “we” or “our”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s common stock, par value $.001 per share (the “Class A Common Stock”).

The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Fourth Amended and Restated Bylaws (the “Bylaws”). For additional information please refer to the Certificate of Incorporation and Bylaws, each of which are exhibits to our Annual Report on Form 10- K, and applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”).

General

Pursuant to the Certificate of Incorporation, the total number of shares of capital stock that the Company is authorized to issue is 235,000,000 shares consisting of: (a) 10,000,000 shares of Preferred Stock, par value $.001 per share (the “Preferred Stock”), (b) 150,000,000 shares of Class A Common Stock and (c) 75,000,000 shares of Class B Common Stock, par value $.001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). The Board of Directors of the Company (the “Board”) has authority to fix by resolution the designations and powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, including, without limitation, the voting rights, dividend rate, purchase or sinking funds, provisions for redemption, conversion rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series.

Class A Common Stock

Voting Rights

The holders of Class A Common Stock are entitled to one vote for each share held and the holders of Class B Common Stock are entitled to ten votes for each share held, on all matters voted upon by stockholders, including the election of directors and any proposed amendment to the Certificate of Incorporation. At every meeting of the stockholders called for the election of directors, the holders of Class A Common Stock, voting separately as a class, shall be entitled to elect two of the directors to be elected at such meeting. The holders of Class A Common Stock and Class B Common Stock, voting together as a class, shall be entitled to elect the remaining number of directors to be elected at such meeting.

Dividend, Liquidation and Other Rights

Subject to the provisions of any Preferred Stock, the holders of Class A Common Stock are entitled to such dividends as may be declared at the discretion of the Board out of funds legally available for that purpose. No dividend may be declared or paid in cash or property on any share of any class of Common Stock unless simultaneously the same dividend is declared or paid on each share of that and every other class of Common Stock, provided that, in the event of stock dividends, holders of a specific class of Common Stock shall be entitled to receive only additional shares of that class.

Subject to the provisions of any Preferred Stock, the holders of Class A Common Stock will be entitled to share ratably with all other classes of Common Stock in the net assets of the Company upon liquidation after payment or provision for all liabilities. The shares of Class A Common Stock are not convertible and are not subject to sinking fund or redemption provisions.

Foreign Ownership

The Certificate of Incorporation restricts the ownership, voting and transfer of our capital stock, including the Class A Common Stock, in accordance with the Communications Act of 1934, as amended, and the rules and regulations promulgated thereunder, which prohibit the issuance of more than 25% of our outstanding capital stock, or more than 25% of the voting rights such stock represents, to or for the account of aliens, as defined by the Federal Communications Commission (“FCC”), or corporations otherwise subject to domination or control by aliens. Our Certificate of Incorporation prohibits any transfer of our capital stock that would cause a violation of this prohibition and authorizes the Board to take action to enforce these prohibitions, including restricting the transfer of shares of capital stock to aliens and placing a legend restricting foreign ownership on the certificates representing the Class A Common Stock. In addition, our Certificate of Incorporation provides for the redemption of shares of our capital stock by action of the Board to the extent necessary to comply with alien ownership restrictions.

Conversion of Class B Common Stock into Class A Common Stock

All of our Class B Common Stock is owned or controlled by George G. Beasley, our Chairman, and members of his immediate family. Subject to any necessary approval of the FCC, all shares of Class B Common Stock may be converted at any time into a like number of shares of Class A Common Stock at the option of the holder. A Class B Common Stock holder may transfer shares of Class B Common Stock held by it only to Class B Permitted Transferees (as defined in our Certificate of Incorporation), and Class B Permitted Transferees may transfer shares of Class B Common Stock only to other Class B Permitted Transferees. Class B Permitted Transferees include, but are not limited to, George G. Beasley and his lineal descendants, their respective estates, spouses, former spouses, parents or grandparents, or lineal descendants thereof, and certain trusts and other entities for the benefit of, or beneficially owned by, these persons.

If any shares of Class B Common Stock are transferred to any person or entity other than a Class B Permitted Transferee, such shares will automatically be converted into a like number of shares of Class A Common Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares, a quantity of Class A Common Stock sufficient to provide for the conversion of all outstanding shares of Class B Common Stock.

Limitations on Directors’ and Officers’ Liability

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law, which specifies that a director of a company adopting such a provision will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for the liability for:

•	any breach of the director’s duty of loyalty to the Company or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation provides for mandatory indemnification of directors and officers and authorizes indemnification for employees and agents in such manner, under such circumstances and to the fullest extent permitted by the DGCL. The DGCL generally authorizes indemnification as to all expenses incurred or imposed as a result of actions, suits or proceedings if the indemnified parties act in good faith and in a manner they reasonably believe to be in, or not opposed to, the best interests of the Company. We believe these provisions are necessary and useful to attract and retain qualified persons as directors. We maintain directors and officers insurance for the benefit of our directors and officers.